20 Trafalgar Square

Nashua, NH 03063

Phone: +1 603.883.5200

Fax: +1 603.595.6993

www.gtat.com

March 6, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James, Senior Assistant Chief Accountant
Kate Tillan

Re:	GT Advanced Technologies Inc.
Form 10-K for the fiscal year ended April 2, 2011 Filed May 25, 2011
(SEC File No. 001-34133)

Ladies and Gentlemen:

This letter is being furnished by GT Advanced Technologies Inc. (the “Company”) in response to comments contained in the letter dated February 6, 2011 from Martin James of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Richard J. Gaynor, Vice President and Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended April 2, 2011, as filed on May 25, 2011.

The text of the Staff’s comments have been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  The Company’s response is as follows:

Form 10-K for the Fiscal Year Ended April 2, 2011

Note 2.   Significant Accounting Policies, Revenue Recognition, page 91

1.                                       We note the discussion of “new” products versus “established” products and that you generally believe that a minimum of 3 to 5 successful customer installations and acceptances is necessary to support the conclusion that there are no uncertainties regarding customer acceptances and that the installation process can be considered perfunctory.  Summarize for us the customer acceptance rights granted in your contracts, the circumstances under which rights are granted (e.g., every contract, specific types of contracts, new customers, etc.) and tell us how the existence of those rights would impact the application of the above policy in determining the revenue recognition.

Response:

The Company’s equipment contracts have standard acceptance terms based upon the type of equipment being sold. The Company’s equipment is not sold for trial or evaluation purposes.

The advanced sapphire furnace (“ASF”), which is sold by the Company’s sapphire business segment, and directional solidification system (“DSS”), which is sold by the Company’s photovoltaic segment, contain customer-specified objective criteria which are, in most cases, related to (i) the size and quality of the sapphire boule (in the case of the ASF) and the silicon ingot (in the case of the DSS) and (ii) the amount of time required to generate the boule or ingot, as applicable. The objective criteria are generally consistent across the respective segment’s contracts.  The Company’s polysilicon business segment sells polysilicon reactors.  Polysilicon reactors contracts do not contain customer-specified acceptance provisions, and are generally deemed to be contractually accepted at the time the reactor is initially delivered to the customer’s facility; provided that the customer does have a very limited time in which it may inspect the equipment to determine if there is any physical defect or damage.

As disclosed in its financial statements, the Company does not recognize revenue prior to acceptance on standard contracts until a product is “established.”  Products are classified as “established” products if the installation process and the post-delivery acceptance provisions have been determined to be routine, and there is a demonstrated history of achieving the predetermined contractual objective specifications.

In making the determination that a product will be considered “established”, the Company considers the following factors: (i) the stability of the product’s technology, (ii) the test results of products prior to shipment, (iii) successful installations at customer’s sites and (iv) the performance results once installed.  The Company generally believes that the satisfaction of the first two criteria, coupled with the satisfaction of final two critera for multiple product units in the facilities of at least three to five separate customers that, in each case, results in acceptance in accordance with the standard contract terms are necessary to support the conclusion that there are no uncertainties regarding customer acceptances of the standard objective specifications.  Throughout the Company’s operating history, once it has deemed a product to be “established,” the Company has not experienced any subsequent product performance issues or failures that have caused the applicable product not to meet contractually established performance criteria or not to be accepted by the customer.

For customer orders that are deemed “established” products, revenue is recognized upon delivery of the equipment, assuming the equipment meets all other revenue recognition criteria.  In the case of “new” products, revenue is recognized 100% upon the executed receipt of acceptance from the customer.

In very limited cases, the Company and a customer may negotiate a non-standard acceptance provision that is considered by the Company to be substantive.  In these instances the Company evaluates any non-standard acceptance terms to determine the impact on revenue recognition timing.

Note 11.   Income Taxes, page 104

2.                                       Further to your response to prior comment 2, please tell us how your presentation of the net amount of the deferred tax asset related to your deferred revenue ($55,920) and deferred tax liability related to your deferred costs ($51,147) considered ASC 740-10-50-2 and 50-6.

Response:

The total amount of deferred profit, $4.8 million,  referenced in Note 11, is the net amount of the Company’s deferred tax assets, which amounted to $86.7 million, and deferred tax liabilities, which amounted to $81.9 million.  Deferred profit is comprised of various items, the largest components of which are: deferred inventory, deferred revenue, and customer deposits.

The Company has historically considered the deferred inventory, deferred revenue, and customer deposits as one temporary difference (deferred profit) since each component relates to the timing of revenue recognition for a customer arrangement, and consequently, the Company believed presenting these amounts as a net number was the most useful presentation to users of the financial statements in accordance with applicable accounting standards for such disclosures.

The Company will, however, in future filings with the Commission, separately present the temporary differences related to deferred revenue and deferred costs in its income tax footnote as reflected in the table below.

The following table presents our proposed change in presentation to the fourth table in note 11 on page 104 of our financial statements for the fiscal year ended April 2, 2011.

Deferred tax assets:
Deferred Revenue	$86,666
Reserves not currently deductible	5,642
Equity compensation	2,697
Allowance for doubtful accounts	1,003
Other	1,255
Total deferred tax assets	97,263

Deferred tax liabilities:
Deferred costs	81,893
Fixed assets	3,622
Intangibles	8,289
Total deferred tax liabilities	93,804

Net deferred tax assets	$3,459

Reported as:
Deferred income taxes current	$62,539
Deferred income taxes long-term	(59,080)

$3,459

*              *              *              *              *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (603) 883-5200.

Sincerely,

/s/ Richard J. Gaynor
Richard J. Gaynor
Vice President and Chief Financial Officer